InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter and three months ended March 31, 2013 and 2012

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Balance Sheets	1

Consolidated Income Statements	2

Consolidated Statements of Comprehensive Income	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	March 31,	December 31,	March 31,
	2013	2012	2012
	$	$ (revised) *	$ (revised) *

Assets
Current assets:
Cash and cash equivalents	68,461,627	49,720,680	39,877,362
Cash restricted	27,256,734	37,340,631	34,988,570
Trade and other receivables	150,718,608	161,578,481	121,581,726
Derivative financial instruments	372,938	233,922	729,174
Other current assets	2,333,691	832,869	584,295
Inventories (note 5)	207,979,187	194,871,339	157,398,454
Prepaid expenses	6,043,515	8,517,340	3,524,719
Total current assets	463,166,300	453,095,262	358,684,300
Non-current assets:
Cash restricted	11,670,536	11,670,463	6,280,432
Plant and equipment	253,122,122	255,031,257	248,032,751
Oil and gas properties (note 6)	544,934,617	510,669,431	406,477,789
Deferred tax assets	62,399,028	63,526,458	35,275,566
Other non-current receivables (note 11)	29,700,534	5,000,000	-
Investments accounted for using the equity method (note 14)	-	-	-
Available-for-sale investments (note 7)	3,587,901	4,304,176	7,039,394
Total non-current assets	905,414,738	850,201,785	703,105,932
Total assets	1,368,581,038	1,303,297,047	1,061,790,232
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	224,733,505	178,313,483	85,209,291
Income tax payable	15,583,344	11,977,681	10,376,661
Derivative financial instruments	9,913	-	-
Working capital facilities (note 8)	34,297,296	94,290,479	31,277,763
Unsecured loan and current portion of secured loans (note 9)	31,379,982	31,383,115	23,679,023
Current portion of Indirect participation interest (note 10)	15,246,397	15,246,397	540,002
Total current liabilities	321,250,437	331,211,155	151,082,740
Non-current liabilities:
Secured loans (note 9)	87,495,705	89,446,137	36,807,153
2.75% convertible notes liability	59,930,967	59,046,581	56,470,958
Deferred gain on contributions to LNG project (note 14)	5,287,152	5,191,101	4,711,155
Indirect participation interest (note 10)	14,282,001	16,405,393	34,134,840
Other non-current liabilities (note 11)	96,000,000	20,961,380	-
Asset retirement obligations	4,983,064	4,978,334	4,797,193
Total non-current liabilities	267,978,889	196,028,926	136,921,299
Total liabilities	589,229,326	527,240,081	288,004,039
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 12)	931,990,521	928,659,756	909,155,368
Authorized - unlimited
Issued and outstanding - 48,652,640
(Dec 31, 2012 - 48,607,398)
(Mar 31, 2012 - 48,169,071)
2.75% convertible notes	14,298,036	14,298,036	14,298,036
Contributed surplus	32,632,412	21,876,853	25,986,833
Accumulated Other Comprehensive Income	22,389,537	25,032,953	30,324,017
Conversion options (note 10)	-	12,150,880	12,150,880
Accumulated deficit	(221,958,794)	(225,961,512)	(218,128,941)
Total equity attributable to owners of InterOil Corporation	779,351,712	776,056,966	773,786,193
Total liabilities and equity	1,368,581,038	1,303,297,047	1,061,790,232

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 1

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2013	2012
	$	$ (revised)*

Revenue
Sales and operating revenues	349,323,775	335,318,921
Interest	15,003	173,788
Other	992,226	2,657,229
	350,331,004	338,149,938

Changes in inventories of finished goods and work in progress	13,107,848	(13,673,345)
Raw materials and consumables used	(327,866,604)	(287,662,370)
Administrative and general expenses	(8,465,554)	(9,238,846)
Derivative losses	(470,955)	(418,024)
Legal and professional fees	(1,815,875)	(1,123,645)
Exploration costs, excluding exploration impairment (note 6)	(449,505)	(7,363,401)
Finance costs	(5,336,234)	(4,678,500)
Depreciation and amortization	(5,698,142)	(6,091,266)
Gain on conveyance of oil and gas properties (note 6)	500,071	-
Loss on available-for-sale investment (note 7)	(340,045)	-
Foreign exchange (losses)/gains	(5,476,146)	10,119,333
Share of net loss of joint venture partnership accounted for using the equity method (note 14)	(96,051)	(10,240)
	(342,407,192)	(320,140,304)

Profit before income taxes	7,923,812	18,009,634

Income taxes
Current tax expense	(3,829,598)	(6,216,862)
Deferred tax expense	(91,496)	(2,356,492)
	(3,921,094)	(8,573,354)

Profit for the period	4,002,718	9,436,280

Profit is attributable to:
Owners of InterOil Corporation	4,002,718	9,436,280
	4,002,718	9,436,280

Basic profit per share	0.08	0.20
Diluted profit per share	0.08	0.19
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,612,015	48,149,076
Diluted (Expressed in number of common shares)	49,284,136	49,216,450

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2013	2012
	$	$

Profit for the period	4,002,718	9,436,280

Other comprehensive income:
Items that may be reclassified to profit or loss:
Exchange loss on translation of foreign operations, net of tax	(2,267,186)	(2,445,473)
(Loss)/gain on available-for-sale financial assets, net of tax	(376,230)	3,388,608
Other comprehensive (loss)/income for the period, net of tax	(2,643,416)	943,135
Total comprehensive income for the period	1,359,302	10,379,415

Total comprehensive income for the period is attributable to:
Owners of InterOil Corporation	1,359,302	10,379,415
	1,359,302	10,379,415

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Quarter ended	Year ended	Quarter ended
	March 31,	December 31,	March 31,
	2013	2012	2012
Transactions with owners as owners:	$	$	$
Share capital
At beginning of period	928,659,756	905,981,614	905,981,614
Issue of capital stock (note 12)	3,330,765	22,678,142	3,173,754
At end of period	931,990,521	928,659,756	909,155,368
2.75% convertible notes
At beginning and end of period	14,298,036	14,298,036	14,298,036
Contributed surplus
At beginning of period	21,876,853	25,644,245	25,644,245
Fair value of options and restricted stock transferred to share capital	(3,902,303)	(11,649,459)	(1,260,332)
Stock compensation expense	2,506,982	7,882,067	1,602,920
Waiver of all remaining IPI conversion options (note 10)	12,150,880	-	-
At end of period	32,632,412	21,876,853	25,986,833
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	24,787,128	29,788,447	29,788,447
Foreign currency translation movement for the period, net of tax	(2,267,186)	(5,001,319)	(2,445,473)
Foreign currency translation reserve at end of period	22,519,942	24,787,128	27,342,974
Gain/(loss) on available-for-sale financial assets
At beginning of period	245,825	(407,565)	(407,565)
(Loss)/gain on available-for-sale financial assets, net of tax	(376,230)	653,390	3,388,608
(Loss)/gain on available-for-sale financial assets at end of period	(130,405)	245,825	2,981,043
Accumulated other comprehensive income at end of period	22,389,537	25,032,953	30,324,017
Conversion options
At beginning of period	12,150,880	12,150,880	12,150,880
Transfer of balance to contributed surplus (note 10)	(12,150,880)	-	-
At end of period	-	12,150,880	12,150,880
Accumulated deficit
At beginning of period	(225,961,512)	(227,565,221)	(227,565,221)
Net profit for the period	4,002,718	1,603,709	9,436,280
At end of period	(221,958,794)	(225,961,512)	(218,128,941)
Total InterOil Corporation shareholders' equity at end of period	779,351,712	776,056,966	773,786,193

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2013	2012
	$	$ (revised) *

Cash flows generated from (used in):

Operating activities
Net profit for the period	4,002,718	9,436,280
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	5,698,142	6,091,266
Deferred tax	1,127,430	(1,199,684)
Gain on conveyance of exploration assets	(500,071)	-
Accretion of convertible notes liability	884,386	833,328
Amortization of deferred financing costs	189,435	55,987
Timing difference between derivatives recognized and settled	(129,103)	(145,191)
Stock compensation expense, including restricted stock	2,506,982	1,602,920
Accretion of asset retirement obligation liability	89,208	82,774
Loss on Flex LNG investment	340,045	-
Share of net loss of joint venture partnership accounted for using the equity method	96,051	10,240
Unrealized foreign exchange loss	167,774	302,432
Change in operating working capital
(Increase)/decrease in trade and other receivables	(15,816,189)	11,723,760
Decrease in other current assets and prepaid expenses	973,003	2,230,631
(Increase)/decrease in inventories	(15,303,322)	11,833,220
Increase/(decrease) in trade and other payables	56,256,930	(71,348,790)
Net cash generated from/(used in) operating activities	40,583,419	(28,490,827)

Investing activities
Expenditure on oil and gas properties	(38,386,230)	(45,518,055)
Proceeds from IPI cash calls	2,188,613	2,433,804
Expenditure on plant and equipment	(3,789,007)	(8,092,639)
Maturity of short term treasury bills	-	11,832,110
Decrease/(increase) in restricted cash held as security on borrowings	10,083,824	(2,018,239)
Change in non-operating working capital
(Decrease)/increase in trade and other payables	(5,799,120)	8,453,361
Net cash used in investing activities	(35,701,920)	(32,909,658)

Financing activities
Proceeds from Westpac secured loan	-	15,000,000
Repayments of Westpac secured loan	(2,143,000)	-
Proceeds from Pacific Rubiales Energy for interest in PPL237	76,000,000	-
(Repayments of)/proceeds from working capital facility	(59,993,183)	14,797,260
Proceeds from issue of common shares, net of transaction costs	-	1,913,421
Net cash generated from financing activities	13,863,817	31,710,681

Increase/(decrease) in cash and cash equivalents	18,745,316	(29,689,804)
Cash and cash equivalents, beginning of period	49,720,680	68,575,269
Exchange (losses)/gains on cash and cash equivalents	(4,369)	991,897
Cash and cash equivalents, end of period	68,461,627	39,877,362
Comprising of:
Cash on Deposit	33,206,412	13,695,498
Short Term Deposits	35,255,215	26,181,864
Total cash and cash equivalents, end of period	68,461,627	39,877,362

See accompanying notes to the consolidated financial statements

* Revised to effect transition to IFRS 11 - Joint arrangements, refer note 2(c)(ii) for further information

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”). The Company is incorporated and domiciled in Canada. The Company is a Yukon Territory corporation, continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream includes exploration, appraisal and development operations for crude oil and natural gas structures in PNG. Upstream currently includes the development of infrastructure for the Elk and Antelope fields which includes wells, gas gathering pipelines, condensate stripping facilities and pipelines to deliver natural gas to the Midstream Liquefaction segment and condensate to the Midstream Refining segment. This segment is also conducting appraisal drilling of the Triceratops field and manages our construction business which services our development projects underway in PNG. Midstream consists of both Midstream Refining and Midstream Liquefaction. Midstream Refining includes production of refined petroleum products at Napa Napa in Port Moresby, PNG for the domestic market and for export, and Midstream Liquefaction includes the work being undertaken to develop liquefaction and associated facilities in PNG for the export of liquefied natural gas. Downstream segment markets and distributes refined products domestically in PNG on a wholesale and retail basis. Corporate segment provides support to our other business segments by engaging in business development and improvement activities, providing management, general and administrative services, undertakes financing and treasury activities, and is responsible for government and investor relations. This segment also manages our shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region.

These condensed consolidated interim financial statements were approved for issue on May 10, 2013.

2.	Significant accounting policies

(a) Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IFRS, as applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting”, and should be read in conjunction with the annual financial statements for the year ended December 31, 2012 which have been prepared in accordance with IFRS, as issued by the IASB.

The condensed consolidated interim financial statements for the quarter and three months ended March 31, 2013 have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale investments which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

(b)	Statement on liquidity, capital resources and capital requirements

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at March 31, 2013 amounted to $141.9 million compared to $207.6 million as at March 31, 2012. The Company has cash, cash equivalents and cash restricted of $107.4 million as at March 31, 2013 (March 2012 - $81.1 million), of which $39.0 million is restricted (March 2012 - $41.3 million).

The Company’s primary use of capital resources has been the exploration and development activities in the Upstream operations. The Company has no obligation to execute exploration activities within a set timeframe and therefore has the ability to select the timing of these activities as long as the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”) are met. Refer note 15 for further information on these commitments. Accordingly, the Company’s actual capital expenditure can be accelerated or decelerated at its discretion.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company has a short term total working capital facility of $240.0 million for its Midstream – Refining operation from BNP Paribas. This facility is secured by the charge over the assets it is drawn down against. As at March 31, 2013, $169.2 million of the combined facility has been utilized, and the remaining facility of $70.8 million remains available for use.

The Company has an approximate $65.5 million (Papua New Guinea Kina (“PGK”) 140.0 million) revolving working capital facility for its Downstream operations in PNG from Bank of South Pacific Limited (“BSP”) and Westpac Bank PNG Limited (“Westpac”). As at March 31, 2013, $1.2 million (PGK 2.5 million) of this combined facility has been utilized, and $64.3 million (PGK 137.5 million) of this facility remains available for use. The Westpac facility was for an initial term of three years and was renewed in November 2011 through to November 2014. The facility was increased in February 2012 by $4.8 million (PGK 10.0 million). In addition, a secured loan of $15.0 million was provided as part of this increased facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The BSP facility is renewable annually and was renewed in October 2012 through to October 2013.

On October 16, 2012, the Company entered into a five year amortizing $100.0 million secured term loan facility with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited. Borrowings under the facility have been used for repayment of all outstanding amounts under the term loan granted by OPIC and will also be used for general corporate purposes. The loan is secured over the fixed assets of the refinery and bears interest at LIBOR plus 6.5%.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field, condensate stripping and liquefaction facilities. Therefore the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans. Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives. Accordingly, these condensed consolidated interim financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of signing the financial report.

(c)	Accounting policies

The accounting policies followed in these condensed consolidated interim financial statements are consistent with those of the previous financial year, except as described below.

Changes in accounting policies

The company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions:

(i)	IFRS 10 ‘Consolidated Financial Statements’

IFRS 10 ‘Consolidated Financial Statements’ replaces the guidance on control and consolidation in IAS 27 ‘Consolidated and Separate Financial Statements’ and SIC-12 ‘Consolidation – Special Purpose Entities’. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries.

(ii)	IFRS 11 ‘Joint Arrangements’ and IAS 28R ‘Investments in Associates and Joint Ventures’

IFRS 11 ‘Joint Arrangements’ supersedes IAS 31 ‘Interests in Joint Ventures’ and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 ‘Investments in Associates and Joint Ventures’ (amended in 2011). The other amendments to IAS 28 did not affect the Company.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company has reclassified its involvement with PNG LNG Inc from a jointly controlled entity to a joint venture. The Company’s interests in PNG LNG Inc were previously accounted for using the proportionate consolidation method and now are being accounted for using the equity method of accounting.

As a result of this change in accounting, the investment in PNG LNG Inc as at January 1, 2011 has been recognized at the net carrying amount of the assets and liabilities of PNG LNG Inc previously proportionately consolidated by the Company. The Company assessed whether the investment was impaired as at January 1, 2011 and determined no impairment existed. Subsequent to January 1, 2011, the Company has accounted for its investment using the equity method of accounting. The adjustments for each financial statement line item affected are presented in the tables below.

Adjustments to consolidated balance sheets

	December 31,	September 30,	June 30,	March 31,	December 31,	January 1,
	2012	2012	2012	2012	2011	2011
	$	$	$	$	$	$

Equity before accounting change	776,056,966	757,700,403	745,897,560	773,786,193	759,890,436	702,881,880

Decrease in:
Cash and cash equivalents	(139,364)	(139,904)	(188,368)	(251,495)	(271,172)	(1,151,963)
Other current assets	(67)	(34)	-	(97)	(5,918)	(6,757)
Goodwill	(6,626,317)	(6,626,317)	(6,626,317)	(6,626,317)	(6,626,317)	(6,626,317)
Plant and equipment	(446)	(640)	(833)	(4,709)	(12,570)	(38,562)
Oil and gas properties	(4,385,857)	-	-	-	-	-
Trade and other payables	1,712,898	3,357,403	1,208,123	2,339,123	3,283,204	2,611,507
Deferred gain on contributions to LNG project	-	-	580,840	1,314,757	1,109,860	4,254,921

Increase in:
Trade and other receivables	14,630,254	8,051,350	5,026,555	3,228,738	2,522,913	957,171
Deferred gain on contributions to LNG project	(5,191,101)	(4,641,858)	-	-	-	-
Net change	-	-	-	-	-	-

Equity after accounting change	776,056,966	757,700,403	745,897,560	773,786,193	759,890,436	702,881,880

Adjustments to consolidated income statement and statement of comprehensive income

	Year ended	Quarter ended	Nine months ended	Quarter ended	Six months ended	Quarter ended	Year ended
	December 31,	September 30,	September 30,	June 30,	June 30,	March 31,	December 31,
	2012	2012	2012	2012	2012	2012	2011
	$	$	$	$	$	$	$

Net profit/(loss) before accounting change	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,658,662

Change in:
Interest revenue	(379)	(33)	(346)	97	(313)	(410)	(2)
Administrative and general expenses	249,032	108,984	466,850	125,354	357,866	232,512	972,219
Legal and professional fees	230,506	272,017	210,721	162,916	(61,296)	(224,212)	1,651,227
Depreciation and amortization	8,139	193	7,945	3,876	7,752	3,876	25,633
Foreign exchange losses/(gains)	2,888	1,063	2,607	3,070	1,544	(1,526)	13,127
Increase in equity loss from joint ventures	(490,186)	(382,224)	(687,777)	(295,313)	(305,553)	(10,240)	(2,662,204)
Net change	-	-	-	-	-	-	-

Net profit/(loss) after accounting change	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,658,662

Net profit/(loss) attributable to:
Owners of InterOil Corporation	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,652,461
Non-controlling interest	-	-	-	-	-	-	6,201
	1,603,709	5,335,522	(16,941,457)	(31,713,259)	(22,276,979)	9,436,280	17,658,662

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Adjustments to consolidated statement of cash flows

	Year ended	Quarter ended	Nine months ended	Quarter ended	Six months ended	Quarter ended	Year ended
	December 31,	September 30,	September 30,	June 30,	June 30,	March 31,	December 31,
	2012	2012	2012	2012	2012	2012	2011
	$	$	$	$	$	$	$

Net change in cash and cash eqivalents before accounting change	(20,044,017)	36,669,873	(12,615,209)	(19,575,601)	(49,285,082)	(29,709,481)	(168,735,217)

Change in:
Cash used in operating activities	(11,631,145)	(2,642,730)	(4,854,489)	(1,506,477)	(2,211,759)	(705,282)	(2,375,620)
Cash used in investing activities	11,762,953	2,691,194	4,985,757	1,569,604	2,294,563	724,959	5,503,944
Cash used in financing activities	-	-	-	-	-	-	(2,247,533)
Net change	131,808	48,464	131,268	63,127	82,804	19,677	880,791

Net change in cash and cash eqivalents after accounting change	(19,912,209)	36,718,337	(12,483,941)	(19,512,474)	(49,202,278)	(29,689,804)	(167,854,426)
Cash and cash equivalents, beginning of period after accounting change	68,575,269	20,435,206	68,575,269	39,877,362	68,575,269	68,575,269	232,424,858
Exchange gains/(losses) on cash and cash equivalents	1,057,620	(1,888)	1,060,327	70,318	1,062,215	991,897	4,004,837
Cash and cash equivalents, end of period after accounting change	49,720,680	57,151,655	57,151,655	20,435,206	20,435,206	39,877,362	68,575,269

Comprising of:
Cash on Deposit	49,086,353	56,516,825	56,516,825	19,801,855	19,801,855	13,695,498	18,487,116
Term Deposits	634,327	634,830	634,830	633,351	633,351	26,181,864	50,088,153
Total cash and cash equivalents, end of period	49,720,680	57,151,655	57,151,655	20,435,206	20,435,206	39,877,362	68,575,269

(iii)	IFRS 13 ‘Fair Value Measurement’

IFRS 13 ‘Fair value measurement’ provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

(iv)	IAS 1 ‘Presentation of Items of Other Comprehensive Income (Amendment)’

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The Company has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

(v)	IAS 19R ‘Employee Benefits’

IAS 19, Employee Benefits (amended in 2011), amends certain accounting requirements for defined benefit plans and termination benefits. IAS 19 (Revised 2011) requires the net defined benefit liability (asset) to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs as previously allowed. Past service costs are recognized in net income when incurred. Expected returns on plan assets are no longer included in post-employment benefits’ expense. Instead, post-employment benefits’ expense includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds. Remeasurements consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in the asset ceiling are recognized in other comprehensive income. These amendments to IAS 19R have had no impact on the financial statements of the Company.

IAS 19 (amended in 2011) also clarified that benefits are classified as long-term employee benefits if payments are not expected to be made within the next 12 months. The Company has reviewed the classification of its benefits and reclassified some of its unused vacation accrual as a long-term employee benefit. The unused vacation accrual continues to be classified as a current liability as the Company does not have an unconditional right to defer settlement for more than 12 months even though it does not expect to make payments within the next 12 months.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The standard also requires termination benefits to be recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit or recognizes any related restructuring costs. Termination benefits that require future services are required to be recognized over the periods the future services are provided. This amendment has had no impact on the financial statements of the Company.

(d)	New standards issued but not yet effective

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not yet effective for the financial year beginning January 1, 2013 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2015): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2015 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but do not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

(a)	Fair values

	March 31, 2013		December 31, 2012		March 31, 2012		Fair value
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	Method of
	$	$	$	$	$	$	(as required) *	measurement
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents	68,461,627	68,461,627	49,860,044	49,860,044	39,877,362	39,877,362		Amortized Cost
Cash restricted	38,927,270	38,927,270	49,011,094	49,011,094	41,269,002	41,269,002		Amortized Cost
Receivables	150,718,608	150,718,608	146,948,227	146,948,227	121,581,726	121,581,726		Amortized Cost
Other non-current receivable	29,700,534	29,700,534	5,000,000	5,000,000	-	-		Amortized Cost
Available-for-sale
Investments	3,587,901	3,587,901	4,304,176	4,304,176	7,039,394	7,039,394	Level 1	Fair Value - See (i) below
Held for trading
Derivative contracts	363,025	363,025	233,922	233,922	729,174	729,174	Level 2	Fair Value - See (ii) below
Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities	224,733,505	224,733,505	180,026,381	180,026,381	85,209,291	85,209,291		Amortized Cost
Working capital facility	34,297,296	34,297,296	94,290,479	94,290,479	31,277,763	31,277,763		Amortized Cost
Current portion of secured and unsecured loans	31,379,982	31,379,982	31,383,115	31,383,115	23,679,023	23,838,126		Amortized cost See (iii) below
Non-current liabilities
Secured loans	87,495,705	87,495,705	89,446,137	89,446,137	36,807,153	39,049,876		Amortized cost See (iii) below
2.75% Convertible notes liability	59,930,967	59,930,967	59,046,581	59,046,581	56,470,958	56,470,958		Amortized Cost
Other non-current liability	96,000,000	96,000,000	20,961,380	20,961,380	-	-		Amortized Cost

* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Commodity derivative contracts’ and available-for-sale investments are the only items from the above table that are measured at fair value on a recurring basis. All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(i) Investments classified as being available-for-sale are fair valued by using quoted prices on Oslo stock exchange Axess.

(ii) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of the Company’s derivative contracts are based on price indications provided to us by an external brokerage who enter into derivative transactions with counter parties on the Company’s behalf.

(iii) The fair value of the secured loan is based on discounted cash flow analysis using a current market interest rate applicable for the loan arrangement, being the current interest rate on a U.S. treasury note with the same approximate maturity profile plus the OPIC spread (3%).

4.	Segmented financial information

As stated in note 1, management has identified four major reporting segments - Upstream, Midstream, Downstream and Corporate. Midstream consists of both Midstream Refining and Midstream Liquefaction. The Corporate segment includes assets and liabilities that do not specifically relate to the other reporting segments. Results in this segment primarily include management expenses. Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity. Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories. The majority of the Company’s operations are located in Papua New Guinea, with the exception of the Corporate segment which also has operations in the United States, Australia and Singapore.

Included in the Company’s revenues from external customers for the three months ended March 31, 2013 is revenue from exports to foreign countries of $112,383,597 (Mar 2012 - $92,738,300). The Midstream – Refining segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG and for export. The Downstream segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG on a wholesale and retail basis. The Corporate segment derives their revenue from the shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region. Included in the revenues from external customers in the Midstream – Refining segment for the three months ended March 31, 2013 is revenue from a single customer of $91,403,921 (Mar 2012 - $57,743,490) or 26% (Mar 2012 – 17%) of total revenues from external customers.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Quarter ended March 31, 2013	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	141,696,791	-	207,558,816	68,168	-	349,323,775
Intersegment revenues	1,269,629	163,472,438	-	85,289	22,202,522	(187,029,878)	-
Interest revenue	1,189	2,768	-	142	12,652,235	(12,641,331)	15,003
Other revenue	590,714	-	-	401,512	-	-	992,226
Total segment revenue	1,861,532	305,171,997	-	208,045,759	34,922,925	(199,671,209)	350,331,004

Cost of sales and operating expenses	-	285,301,213	-	193,390,432	5,657,250	(169,590,139)	314,758,756
Administrative, professional and general expenses	3,218,103	1,596,554	27,072	4,380,803	18,725,918	(16,664,139)	11,284,311
Derivative loss	-	470,955	-	-	-	-	470,955
Foreign exchange loss	4,876	5,101,707	-	213,467	156,096	-	5,476,146
Gain on conveyance of exploration assets	(500,071)	-	-	-		-	(500,071)
Loss on Flex LNG investment	-	-	-	-	340,045	-	340,045
Exploration costs, excluding exploration impairment	449,505	-	-	-	-	-	449,505
Depreciation and amortisation	522,054	3,122,127	-	1,180,264	906,190	(32,493)	5,698,142
Interest expense	11,940,639	2,454,011	558,032	421,842	1,600,158	(12,641,330)	4,333,352
Share of net loss of joint venture partnership accounted for using the equity method	-	-	96,051	-	-	-	96,051
Total segment expenses	15,635,106	298,046,567	681,155	199,586,808	27,385,657	(198,928,101)	342,407,192
Segment (loss)/profit before income taxes	(13,773,574)	7,125,430	(681,155)	8,458,951	7,537,268	(743,108)	7,923,812
Income tax expense	-	(1,270,430)	-	(2,454,866)	(195,798)	-	(3,921,094)
Segment net (loss)/profit	(13,773,574)	5,855,000	(681,155)	6,004,085	7,341,470	(743,108)	4,002,718

Segment assets	622,365,477	475,279,193	3,217,990	192,437,766	38,235,796	(25,354,212)	1,306,182,010
Unallocated:
Deferred tax							62,399,028
Total assets per the balance sheet							1,368,581,038

Segment liabilities	188,960,404	261,502,048	5,287,152	80,514,884	90,433,613	(37,468,775)	589,229,326

Capital expenditure (net of cash calls)	34,265,186	1,767,789	-	2,316,577	-	-	38,349,552

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Quarter ended March 31, 2012	Upstream	Midstream - Refining	Midstream - Liquefaction (revised)	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	116,692,429	-	218,580,488	46,004	-	335,318,921
Intersegment revenues	-	185,456,481	-	18,203	12,656,561	(198,131,245)	-
Interest revenue	1,412	160,868	-	807	12,054,323	(12,043,622)	173,788
Other revenue	2,282,640	-	-	374,589	-	-	2,657,229
Total segment revenue	2,284,052	302,309,778	-	218,974,087	24,756,888	(210,174,867)	338,149,938

Cost of sales and operating expenses	-	277,475,077	-	201,328,904	3,891,091	(181,359,357)	301,335,715
Administrative, professional and general expenses	672,650	7,430,952	1,399,527	4,891,817	11,812,689	(14,602,386)	11,605,249
Derivative loss/(gain)	-	429,481	-	-	(11,457)	-	418,024
Foreign exchange loss/(gain)	622,168	(1,957,426)	-	(8,661,209)	(122,866)	-	(10,119,333)
Exploration costs, excluding exploration impairment	7,363,401	-	-	-	-	-	7,363,401
Depreciation and amortisation	1,462,352	2,893,697	-	1,239,813	527,897	(32,493)	6,091,266
Interest expense	9,407,710	2,770,628	558,793	1,232,581	1,509,653	(12,043,623)	3,435,742
Share of net loss of joint venture partnership accounted for using the equity method	-	-	10,240	-	-	-	10,240
Total segment expenses	19,528,281	289,042,409	1,968,560	200,031,906	17,607,007	(208,037,859)	320,140,304
Segment (loss)/profit before income taxes	(17,244,229)	13,267,369	(1,968,560)	18,942,181	7,149,881	(2,137,008)	18,009,634
Income tax expense	-	(1,947,726)	-	(5,745,558)	(880,070)	-	(8,573,354)
Segment net (loss)/profit	(17,244,229)	11,319,643	(1,968,560)	13,196,623	6,269,811	(2,137,008)	9,436,280

Segment assets	435,532,297	352,268,939	2,283,367	199,797,806	66,574,374	(29,942,117)	1,026,514,666
Unallocated:
Deferred tax							35,275,566
Total assets per the balance sheet							1,061,790,232

Segment liabilities	88,184,296	59,369,146	4,711,155	87,253,617	76,329,316	(27,843,491)	288,004,039

Capital expenditure (net of cash calls)	43,625,023	3,829,484	-	1,795,733	21,082	-	49,271,322

5.	Inventories

	March 31,	December 31,	March 31,
	2013	2012	2012
	$	$	$
Midstream - Refining (crude oil feedstock)	63,104,983	75,240,634	44,455,924
Midstream - Refining (refined petroleum product)	65,981,041	49,080,697	37,052,863
Midstream - Refining (parts inventory)	3,669,207	3,710,903	2,974,311
Downstream (refined petroleum product)	75,223,956	66,839,105	72,915,356
	207,979,187	194,871,339	157,398,454

As at March 31, 2013 and December 31, 2012, inventory had been written down to its net realizable value. No inventory write down was necessary at March 31, 2012. The write down of $21,343 at March 31, 2013 (Dec 12 - $322,535) relating to refined petroleum products is included in ‘Changes in inventories of finished goods and work in progress’ within the consolidated income statement. At March 31, 2013, $132,755,231 (Dec 2012 - $128,032,234, Mar 2012 - $84,483,098) of the Midstream Refining inventory balance secures the BNP Paribas working capital facility disclosed in note 8.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

6.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	March 31,	December 31,	March 31,
	2013	2012	2012
	$	$	$
Drilling and construction equipment	165,772,008	145,854,653	89,993,453
Drilling consumables and spares	19,376,023	17,847,114	15,533,829
Petroleum Prospecting License drilling programs (Unproved)	359,786,586	346,967,664	300,950,507
Gross Capitalized Costs	544,934,617	510,669,431	406,477,789
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	544,934,617	510,669,431	406,477,789

The majority of the costs capitalized under ‘Petroleum Prospective License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Elk and Antelope, and Triceratops fields. The development and monetization efforts of the Elk and Antelope fields are ongoing, and include the condensate stripping and associated facilities and the gas gathering and associated common facilities in PNG.

The following table discloses a breakdown of the exploration costs incurred for the periods ended:

	Quarter ended	Year ended	Quarter ended
	March 31,	December 31,	March 31,
	2013	2012	2012
	$	$	$
Property Acquisition Costs	-	-	-
Exploration Costs	-	-	-
Development Costs	39,118,190	179,779,865	45,518,055
Less: Conveyance accounting offset against properties	(2,469,990)	(12,999,752)	-
Less: Costs allocated against cash calls	(2,383,014)	(18,963,448)	(1,893,032)
Total Costs capitalized	34,265,186	147,816,665	43,625,023
Charged to expense
Geophysical and other costs	449,505	13,901,558	7,363,401
Total charged to expense	449,505	13,901,558	7,363,401
Oil and Gas Property Additions (capitalized and expensed)	34,714,691	161,718,223	50,988,424

During the quarter ended March 31, 2013, certain IPI investors’ with a combined 1.0536% interest out of the remaining 15.1386% IPI interest in the eight well drilling program have waived their right to convert their IPI percentage into 140,480 common shares. Following these waivers, there were no longer any conversion rights outstanding. These waivers have triggered conveyance under the IPI Agreement for their respective share of interest. An amount of $500,071 for the quarter was recognized as a gain on conveyance.

7.	Available-for-sale investments

Based on guidance under IAS 39, changes in the fair value of the Flex LNG Ltd shares after initial recognition are to be recognized in other comprehensive income within shareholders equity, except for impairment losses which can be evidenced by a significant or prolonged decline in the fair value of an investment. The fair value at March 31, 2013 was $3,587,901 (Dec 2012 - $4,304,176, Mar 2012 - $7,039,394) and was calculated using quoted prices on Oslo stock exchange Axess. The decrease in fair value of the investment has resulted in an impairment loss of $340,045 for the quarter ended March 31, 2013 being recognized in the consolidated income statement.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 14

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

8.	Working capital facilities

	March 31,	December 31,	March 31,
Amounts drawn down	2013	2012	2012
	$	$	$
BNP Paribas working capital facility - midstream	33,118,821	94,290,479	11,145,850
Westpac working capital facility - downstream	1,178,475	-	20,031,527
BSP working capital facility - downstream	-	-	100,386
Total working capital facility	34,297,296	94,290,479	31,277,763

(a) BNP Paribas working capital facility

InterOil has a syndicated working capital credit facility led by BNP Paribas (Singapore branch) with a maximum availability of $240,000,000. The total facility is renewable annually and was renewed in February 2012 until January 31, 2013 with an increase in Facility 1 limit by an additional $10,000,000 to $180,000,000, and a maximum availability of $240,000,000 for the combined facility. In October 2012, the working capital facility agreement with BNP Paribas was amended so that the facility was made evergreen and the annual renewal requirement removed.

The following table outlines the facility and the amount available for use at year end:

	March 31,	December 31,	March 31,
	2013	2012	2012
	$	$	$
Working capital credit facility	240,000,000	240,000,000	240,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	-	(47,203,152)	(11,145,850)
Discounted receivables	(33,118,821)	(47,087,327)	-
	(33,118,821)	(94,290,479)	(11,145,850)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(136,108,280)	(139,500,000)	(145,797,000)
Working capital credit facility available for use	70,772,899	6,209,521	83,057,150

(b) Westpac and Bank South Pacific working capital facility

The Company has an approximately $65,450,000 (PGK 140,000,000) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac. Westpac facility limit is approximately $42,075,000 (PGK 90,000,000) and the BSP facility limit is approximately $23,375,000 (PGK 50,000,000). The Westpac facility is for an initial term of three years and was renewed in November 2011 through to November 2014. The Westpac facility was increased in February 2012, by $4,675,000 (PGK 10,000,000). The BSP facility is renewable annually and was renewed in October 2012 through to October 2013. As at March 31, 2013, $1,178,475 (PGK 2,520,802) of this combined facility has been utilized, and $64,271,525 (PGK 137,479,198) of this facility remains available for use. These facilities are secured by a fixed and floating charge over the assets of Downstream operations.

9.	Secured and unsecured loans

	March 31,	December 31,	March 31,
	2013	2012	2012
	$	$	$
Secured loan (OPIC) - current portion	-	-	9,000,000
Secured loan (Westpac) - current portion	4,286,000	4,286,000	4,286,000
Secured loan (ANZ, BSP & BNP Syndication) - current portion	16,000,000	16,000,000	-
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	(818,315)	(815,182)	-
Unsecured loan (Mitsui)	11,912,297	11,912,297	10,393,023
Total current portion of loans	31,379,982	31,383,115	23,679,023

Secured loan (OPIC) - non current portion	-	-	26,500,000
Secured loan (OPIC) - deferred financing costs	-	-	(406,847)
Secured loan (ANZ, BSP & BNP Syndication) - non current portion	84,000,000	84,000,000	-
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	(2,932,295)	(3,124,863)	-
Secured loan (Westpac) - non current portion	6,428,000	8,571,000	10,714,000
Total non current secured loan	87,495,705	89,446,137	36,807,153

Total secured and unsecured loans	118,875,687	120,829,252	60,486,176

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 15

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

9.	Secured and unsecured loans (cont’d)

(a) OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The interest rate on the loan was equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During the quarter ended December 31, 2012, all outstanding amounts under the term loan with OPIC was fully repaid by the Company.

(b) Westpac Secured Loan

A secured loan of $15,000,000 was provided as part of the increased Westpac working capital facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The loan agreement stipulates half yearly principal payments of $2,143,000, with the final repayment to be made in August 2015. As at March 31, 2013, two installment payments amounting to $4,286,000 each which will be due for payment on March 2, 2013 and September 2, 2013 have been classified into the current portion of the liability. The loan is secured by a fixed and floating charge over the assets of Downstream operations.

(c) ANZ, BSP & BNP Syndicated Loan

On October 16, 2012, the Company entered into a five year amortizing $100 million syndicated secured term loan facility with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited. The loan is secured over the fixed assets of the refinery. The interest rate on the loan is equal to LIBOR plus 6.5%.

The principal of the secured loan facility is repayable in ten half yearly installments over the period of five years. The first four half yearly installments are for an amount of $8,000,000 each, the next two installments are for an amount of $10,000,000 each, and the final four installments are for an amount of $12,000,000 each. The interest payments are to be made either in quarterly or half yearly payments, at the Company’s election which has be made in advance of the interest period. As at March 31, 2013, two installment payments amounting to $8,000,000 each which will be due for payment on May 9, 2013 and November 9, 2013 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of equity cover and debt service cover and limitations on the incurrence of additional indebtedness. As of March 31, 2013, the company was in compliance with all applicable covenants.

(d) Mitsui Unsecured Loan

On April 15, 2010, the Company entered into preliminary joint venture and financing agreements with Mitsui relating to the CS Project. The proposed joint venture is to be entered into for equal shares between Mitsui and InterOil. On August 4, 2010, the JVOA for the CS Project was finalized. The amount financed by Mitsui for InterOil’s proportion of cash calls is treated as an unsecured loan with interest being accrued daily at LIBOR plus a margin of 6.00%. The portion of funding that relates to Mitsui’s share of the project is held in current liabilities. In the event that a positive FID is not reached or made, InterOil will be required to refund Mitsui’s share of capital expenditure incurred and the unsecured loan within a specified period.

10.	Indirect participation interests

	March 31,	December 31,	March 31,
	2013	2012	2012
	$	$	$
Indirect participation interest (PNGDV) - current portion	1,384,492	1,384,492	540,002
Indirect participation interest ("IPI") - current portion	13,861,905	13,861,905	-
Total current indirect participation interest	15,246,397	15,246,397	540,002

Indirect participation interest (PNGDV) - non current portion	-	-	844,490
Indirect participation interest ("IPI") - non current portion	14,282,001	16,405,393	33,290,350
Total non current indirect participation interest	14,282,001	16,405,393	34,134,840

Total indirect participation interest	29,528,398	31,651,790	34,674,842

Waiver or forfeiture of conversion rights resulting in conveyance accounting

During the quarter ended March 31, 2013, certain IPI investors representing a 1.0536% interest in the IPI agreement have waived their right to convert their IPI percentage into 140,480 common shares. As a result, conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $2,123,392 and a gain of $500,071 was recognized. As at March 31, 2013, none of the IPI investors had any conversion rights outstanding.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 16

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)	v

11.	Contributions from joint venture partner

On April 18, 2012, the Company signed a binding Heads of Agreement (“HOA”) with Pacific Rubiales Energy Corp. (“PRE”) for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL237 Petroleum Prospecting License onshore Papua New Guinea, including the Triceratops structure located within that license. The transaction contemplates staged initial cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment. On July 27, 2012, the Company executed a farm in agreement with PRE relating to the Triceratops structure and the participating interest in the PPL 237 license materially in line with the HOA signed on April 18, 2012. PRE's gross participating interest will be subject to the Government of Papua New Guinea's back-in rights provided for in relevant PNG legislation. Additionally, PRE has the option to terminate the Farm-In Agreement at various stages of the work program and to be reimbursed up to US$96.0 million of the $116.0 million initial cash payment (which does not include carried costs) out of future upstream production proceeds.

Pacific LNG Operations Ltd., an affiliate of Clarion Finanz A.G., and its affiliates (“PacLNG”) are participating on a 25% beneficial equity basis in the portion of the farm-in transaction relating to the Triceratops structure (2.5% net and 3.2% gross participating interest), by reducing PacLNG’s indirect participating interest in the Triceratops structure. As a result, PacLNG will receive credits for 25% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure, which will be adjusted against their cash calls receivable balance. PacLNG will also receive a commission fee of 2.5% of resource payments made by Pacific Rubiales (other than carried costs). Certain other indirect participating interest holders have also elected to participate in the farm-in transaction and are therefore also entitled to credits for 5.108116% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure, which will also be adjusted against their cash calls receivable balance. Amounts paid to PacLNG (including commission fee) or other indirect participating interest holders as part of this transaction will be reimbursable back to the Company (under same terms as reimbursable to PRE) if PRE exercises its option to terminate the Farm-In Agreement at any stage of the work program.

As at March 31, 2013, PRE have paid the full amount of the staged cash payments of $116.0 million. Based on the company’s disclosed policy on successful efforts accounting for oil and gas properties and accounting guidance under ASC 932-360, as the HOA Payment of $20.0 million is non-refundable, conveyance accounting has been applied to this payment during the year ended December 31, 2012. The remaining $96.0 million is refundable if PRE decides to exit the program or the agreement is not completed, hence conveyance accounting has not been triggered on this payment. As such, cash payments received under the Initial Cash Payment are to be retained on the balance sheet as a long-term liability until the Initial Resource Payment has been received, at which time management expects the conveyance to be triggered on these payments. The Initial Resource Payment is payable by PRE within one month after a discovery in Triceratops is considered to be commercial and the necessary resource certifications have been obtained.

The credit of $27.3 million due to PacLNG and other indirect participating interest holders as a result of the Initial Cash Payment of $96.0 million has been adjusted against their cash calls receivable balance. In addition, the 2.5% commission payable to PacLNG of $2.4 million has been accrued for as at March 31, 2013 and paid to PacLNG subsequent to quarter end. However, as the $96.0 million is potentially refundable to PRE if they decide to exit the program, the $27.3 million credit allocated to PacLNG and other indirect participating interest holders and the 2.5% commission payable to PacLNG are also receivable from PacLNG and have therefore been recognized as a non-current receivable.

12.	Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2012	48,121,071	905,981,614

Shares issued on exercise of options under Stock Incentive Plan	411,760	18,860,865
Shares issued on vesting of restricted stock units under Stock Incentive Plan	74,567	3,817,277

December 31, 2012	48,607,398	928,659,756

Shares issued on vesting of restricted stock units under Stock Incentive Plan	45,242	3,330,765

March 31, 2013	48,652,640	931,990,521

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 17

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

13.	Potential dilutive instruments

Conversion options, convertible notes, stock options and restricted stock units totaling 2,019,324 common shares at prices ranging from $9.80 to $95.63 were outstanding as at March 31, 2013.

Potential dilutive instruments outstanding	Number of shares March 31, 2013	Number of shares March 31, 2012
Employee stock options	1,096,067	1,429,827
Employee Restricted Stock	191,232	146,897
IPI Indirect Participation interest - conversion options	-	340,480
2.75% Convertible notes	732,025	732,025
Total stock options/shares outstanding	2,019,324	2,649,229

14.	Interests in Joint Ventures – Equity Accounted

The Company’s interests in PNG LNG Inc. is governed by a Shareholders’ Agreement signed on July 30, 2007 between the Joint Ventures’. PNG LNG Inc is resident in Bahamas with subsidiaries resident in PNG and Australia and the principal activity of which is the development of an LNG plant in PNG.

Under the agreement, both parties have joint control of the arrangement as decisions about the relevant activities of the arrangement require the unanimous consent of the parties sharing control. As at March 31, 2013, InterOil LNG Holdings Inc, a 100% owned subsidiary of the Company, holds 84.582% of the ‘B’ Class shares of the Joint Venture Company. However, InterOil LNG Holdings Inc holds 52.5% economic interest in the LNG project, subject to the exercise of all their rights to the ‘B’ Class shares on payment of cash calls.

Based on the above factors, the Company has reclassified its involvement with PNG LNG Inc from a jointly controlled entity to a joint venture. The Company has assessed its interest in the joint arrangement as a joint venture as the assets and liabilities held in PNG LNG Inc and its subsidiaries are the assets and liabilities of those entities and not the assets and liabilities of the parties to the joint arrangement. As such, the separate vehicle is to be considered in its own right and as such the PNG LNG joint arrangement is considered to be a joint venture.

The Company’s interests in PNG LNG Inc were previously accounted for using the proportionate consolidation method and now are being accounted for using the equity method of accounting.

As a result of this change in accounting, the investment in PNG LNG Inc as at January 1, 2011 has been recognized at the net carrying amount of the assets and liabilities of PNG LNG Inc previously proportionately consolidated by the Company. The Company assessed whether the investment was impaired as at January 1, 2011 and determined no impairment existed. Subsequent to January 1, 2011, the Company has accounted for its investment using the equity method of accounting.

To date InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil’s shareholding within the Joint Venture Company as at March 31, 2013 is 84.582% (Dec 2012 – 84.582%, Mar 2012 – 84.582%), the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners’ shareholding (15.418% - amounting to $15,113,190) has been recognized by InterOil in its balance sheet as a deferred gain. This deferred gain may increase/decrease as the other Joint Venture partners decrease/increase their shareholding in the project.

This amount has been recorded as a reduction of the investment balance of $9,826,038 at March 31, 2013 (Dec 2012 - $9,922,089, Mar 31, 2012 - $10,402,035), which has reduced the investment balance to nil at March 31, 2013 (Dec 2012 – nil, Mar 2012 – nil), with the remaining balance of $5,287,152 (Dec 31, 2012 - $5,191,101, Mar 31, 2012 - $4,711,155) being recorded as a deferred gain. Any deferred gain will be recognized in the consolidated income statement when/if the risks and rewards have considered to be passed.

Information relating to the joint venture partnership is set out below.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 18

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

14.	Interests in Joint Ventures – Equity Accounted (cont’d)

	As at
	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	January 1,
	2013	2012	2012	2012	2012	2011	2011
	$	$	$	$	$	$	$
Share of partnership's assets and liabilities
Current assets:
Cash and cash equivalents	122,922	139,364	139,904	188,368	251,495	271,172	1,151,963
Other current assets	97	67	34	-	97	5,918	6,757
Total current assets	123,019	139,431	139,938	188,368	251,592	277,090	1,158,720
Non-current assets:
Goodwill	6,626,317	6,626,317	6,626,317	6,626,317	6,626,317	6,626,317	6,626,317
Plant and equipment	252	446	640	833	4,709	12,570	38,562
Oil and gas properties	21,279,284	19,499,047	14,366,356	9,525,882	9,087,278	9,302,415	4,126,416
Total non-current assets	27,905,853	26,125,810	20,993,313	16,153,032	15,718,304	15,941,302	10,791,295
Total assets	28,028,872	26,265,241	21,133,251	16,341,400	15,969,896	16,218,392	11,950,015

Current liabilities:
Trade and other payables	2,039,306	1,712,898	3,357,403	1,208,123	2,339,123	3,283,204	2,611,507
Due to related parties	16,163,528	14,630,254	8,051,350	5,026,555	3,228,738	2,522,913	957,171
Total current liabilities	18,202,834	16,343,152	11,408,753	6,234,678	5,567,861	5,806,117	3,568,678
Total non-current liabilities	-	-	-	-	-	-	-
Total liabilities	18,202,834	16,343,152	11,408,753	6,234,678	5,567,861	5,806,117	3,568,678

Net assets	9,826,038	9,922,089	9,724,498	10,106,722	10,402,035	10,412,275	8,381,337
Allocation against deferred gain on contributions	(9,826,038)	(9,922,089)	(9,724,498)	(10,106,722)	(10,402,035)	(10,412,275)	(8,381,337)
Investment balance at period end	-	-	-	-	-	-	-

	Quarter ended	Year ended	Quarter ended	Nine months ended	Quarter ended	Six months ended	Quarter ended	Year ended
	March 31,	December 31,	September 30,	September 30,	June 30,	June 30,	March 31,	December 31,
	2013	2012	2012	2012	2012	2012	2012	2011
	$	$	$	$	$	$	$	$

Share of partnership's revenue, expenses and comprehensive income
Interest revenue	138	379	33	346	(97)	313	410	2
Depreciation expense	(194)	(8,139)	(193)	(7,945)	(3,876)	(7,752)	(3,876)	(25,633)
Other expenses	(95,995)	(482,426)	(382,064)	(680,178)	(291,340)	(298,114)	(6,774)	(2,636,573)
Loss before income taxes	(96,051)	(490,186)	(382,224)	(687,777)	(295,313)	(305,553)	(10,240)	(2,662,204)
Total comprehensive loss	(96,051)	(490,186)	(382,224)	(687,777)	(295,313)	(305,553)	(10,240)	(2,662,204)

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 19

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

15.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses (a)	68,652	58,552	10,100	-	-	-	-
Secured and unsecured loans	155,766	37,779	27,362	29,005	30,810	30,810	-
Convertible notes obligations	75,133	1,925	1,925	71,283	-	-	-
Indirect participation interest - PNGDV (note 10)	1,384	1,384	-	-	-	-	-
	300,935	99,640	39,387	100,288	30,810	30,810	-

(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed as a condition on renewal of these licenses. Company is committed to spend a further $48.0 million as a condition of renewal of our petroleum prospecting licenses up to 2014. Of this $48.0 million commitment, as at March 31, 2013, management estimates that satisfying this license commitment would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement. In addition, the terms of grant of PRL15, requires the Company to spend a further $20.7 million on the development of the Elk and Antelope fields by the end of 2014.

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

16.	Subsequent events

There are no subsequent events that require disclosure.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 20